Exhibit 99.1

MEDIA RELEASE

February 10, 2022

Algoma Steel Group Announces Fiscal 2022 Third Quarter Results

Continued Record Revenue, Adjusted EBITDA and Free Cash Flow Performance

Balance Sheet Further Enhanced; Electric Arc Furnace Construction Underway

Initiates Quarterly Dividend and Announces Intention to Launch Normal Course Issuer Bid

Business Highlights and Fiscal 2022 to Fiscal 2021 Third Quarter Comparisons

•	Consolidated revenue of $1.06 billion, up 147.6% from $430.0 million in the prior-year quarter.

•	Consolidated income from operations of $446.1 million, compared to a loss of $17.7 million in the prior-year quarter.

•	Net income of $123.0 million, compared to a loss of $73.5 million in the prior-year quarter.

•	Adjusted EBITDA of $457.3 million and Adjusted EBITDA margin of 42.9%, compared to $11.7 million and 2.7% in the prior-year quarter (See “Non-IFRS Measures” below).

•	Cash flows generated from operations of $318.4 million, compared to a use of cash of $49.4 million in the prior-year quarter.

•	Shipments of 552,544 tons, up from 547,733 tons in the prior-year quarter.

•	Initiated quarterly dividend of USD $0.05/share.

•	Intends to launch Normal Course Issuer Bid (“NCIB”) to allow for opportunistic share repurchases.

SAULT STE. MARIE, ONTARIO (February 10, 2022) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced results for its fiscal third quarter ended December 31, 2021. Unless otherwise specified, all amounts are in Canadian dollars.

Michael McQuade, the Company’s Chief Executive Officer, commented, “Continued record pricing for our products, the construct of our contracted order book, and solid execution by our employees combined to deliver outstanding revenue growth, record quarterly Adjusted EBITDA, and robust free cash generation during our fiscal third quarter 2022. We further enhanced our balance sheet by repaying all USD $358 million of our outstanding senior debt at par and commenced construction of our transformative electric arc furnace project. As a result of our outstanding calendar 2021 financial results, all 37.5 million of the shares issuable pursuant to the terms of the earnout rights issued in connection with our October 2021 merger with Legato Merger Corp. have been earned. Approximately 35.9 million of these shares will be issued immediately, with the balance reserved for issuance to the holders of vested Long-Term Incentive Plan awards.”

Mr. McQuade continued, “Our strong results were achieved against a backdrop of continued market volatility and in spite of several previously announced shipping constraints, including extended customer holiday shutdowns, logistical supply chain constraints, and COVID-related challenges. Calendar 2021 was a period

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

of profound change for the company, one that saw us return to public markets and generate significant cash flow. This allows us to execute on our organic growth strategy while at the same time pursuing a capital allocation policy that includes a quarterly dividend and an NCIB program for potential share repurchases. Armed with our robust balance sheet, strong projected cash flows, and funding to support the transformation to electric arc steelmaking, we are driving the process that is expected to substantially increase our production capacity while dramatically reducing our carbon emissions, resulting in additional long-term value for our stakeholders.”

Third Quarter Fiscal 2022 Financial Results

Third quarter revenue totaled $1.06 billion, up 147.6% from $430.0 million in the prior-year quarter. As compared with the prior-year quarter, steel revenue was $1.01 billion, up 163.0% from $383.8 million, and revenue per ton of steel sold was $1,927, up 145.5% from $785.

Income from operations was $446.1 million, compared to a loss from operations of $17.7 million in the prior- year quarter. The year-over-year increase was primarily due to an increase in the selling price of steel, partially offset by an increase in the purchase price of inputs, including iron ore, scrap, natural gas and alloys.

Net income in the third quarter was $123.0 million, compared to a net loss of $73.5 in the prior-year quarter. The improvement was driven primarily by the factors described above under income from operations, offset by listing expenses and transaction costs associated with the merger with Legato Merger Corp.

Adjusted EBITDA in the third quarter was $457.3 million, compared with $11.7 million for the prior-year quarter. This resulted in an Adjusted EBITDA margin of 42.9%. Net sales realizations averaged $1,827 per ton, up 160.6% from $701 per ton in the prior-year quarter. Cost per ton of steel products sold was $946, up 46.2% from $647 in the prior-year quarter. Shipments for the third quarter increased by 0.9% to 552,554 tons, compared to 547,733 tons in the prior-year quarter. See “Non-IFRS Measures” below for an explanation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to Net Income”.

Quarterly Dividend

The Company’s board of directors has instituted a quarterly dividend, beginning with the payment of a dividend of USD $0.05 on each common share outstanding, payable on March 31, 2022 to holders of record of common shares of the Corporation as of the close of business on Feb 28th, 2022. This dividend is designated as an “eligible dividend” for Canadian income tax purposes.

NCIB

The Company intends to file with the Toronto Stock Exchange (“TSX”) a notice of intention to commence a normal course issuer bid (“NCIB”), as part of its overall capital allocation strategy.

If accepted by the TSX, the Company would be permitted under the NCIB to purchase for cancellation, through the facilities of the TSX, alternative Canadian trading systems or The NASDAQ Stock Market (“Nasdaq”), up to 5% of the Company’s outstanding common shares as of the commencement of the NCIB during the 12 months following such TSX acceptance. The exact number of common shares subject to the NCIB will be determined on the date of acceptance of the notice of intention by the TSX.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

The NCIB will be effected in accordance with the TSX’s NCIB rules and Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, which contain restrictions on the number of common shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of the Company’s common shares on the applicable exchange.

All common shares purchased by the Company under the NCIB will be purchased at prevailing market prices. The actual number of common shares that may be purchased, and the timing of any such purchases, will be determined by the Company, subject to the applicable terms and limitations of the NCIB (including any automatic repurchase plan adopted in connection therewith). All common shares acquired by the Company under the NCIB will be cancelled.

The Company intends to commence the NCIB two trading days after TSX acceptance of the NCIB. The NCIB will terminate one year after its commencement, or earlier if the maximum number of common shares under the NCIB have been purchased. Although the Company has a present intention to acquire its common shares pursuant to the NCIB, the Company will not be obligated to make any purchases and purchases may be suspended by the Company at any time. The Company reserves the right to terminate the NCIB earlier if it determines that it is appropriate to do so.

In connection with the NCIB program, the Company intends to enter into an automatic repurchase plan with its designated broker to allow for purchases of its common shares during certain pre-determined black-out periods, subject to certain parameters as to price and number of shares. Outside of these pre-determined black-out periods, shares will be repurchased in accordance with management’s discretion, subject to applicable law.

The Company reviews all elements of its capital allocation strategy on an ongoing basis. The Company continues to focus on supporting its electric arc furnace project; however, the Company plans to commence the NCIB because it believes that the market price of its common shares may not, from time to time, fully reflect their value and accordingly the purchase of common shares would be in the best interests of the Company and an attractive use of available funds.

Conference Call and Webcast Details

A webcast and conference call will be held on Friday, February 11th, 2022 at 11:00 a.m. Eastern time to review the Company’s third quarter results, discuss recent events, and conduct a question-and-answer session.

The live webcast and archived replay of the conference call can be accessed on the Investors section of the Company’s website at www.algoma.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally by dialing 877-425-9470 or 201-389-0878, respectively. Upon dialing in, please request to join the Algoma Steel Third Quarter Conference Call. To access the replay of the call, dial 844-512-2921 (domestic) or 412-317-6671 (international) with passcode 13726743.

Consolidated Financial Statements and Management’s Discussion and Analysis

The Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended December 31, 2021, and Management’s Discussion & Analysis thereon are available under the Company’s profile on the Securities and Exchange Commission’s EDGAR website at www.sec.gov and under the Company’s profile on SEDAR at www.sedar.com.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward looking statements”), including statements regarding Algoma’s strategic objectives and outlook for the fourth quarter of fiscal 2022. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: the risk that the benefits of the recently completed merger may not be realized; the risks that Algoma will be unable to realize its business plans and strategic objectives, including its investment in electric arc steelmaking; the risks associated with the steel industry generally; and changes in general economic conditions, including as a result of the COVID-19 pandemic. The foregoing list of factors is not exhaustive and readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the prospectus filed by Algoma with the Ontario Securities Commission in connection with the merger and Algoma’s registration statement on form F-1 filed with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Non-IFRS Financial Measures

To supplement our financial statements, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), we use certain non- IFRS measures to evaluate the performance of Algoma. These terms do not have any standardized meaning prescribed within IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of our financial performance from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

Adjusted EBITDA, as we define it, refers to net (loss) income before amortization of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations, income taxes, restructuring costs, impairment reserve, foreign exchange loss (gain), finance income, carbon tax, changes in fair value of warrant, earnout and share-based compensation liabilities, transaction costs, listing expense, share based compensation related to performance share units and business combination adjustments. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue for the corresponding period. Adjusted EBITDA is not intended to represent cash flow from operations, as defined by IFRS, and should not be considered as alternatives to net earnings, cash flow from operations, or any other measure of performance prescribed by IFRS. Adjusted EBITDA, as we define and use it, may not be comparable to Adjusted EBITDA as defined and used by other companies. We consider Adjusted EBITDA to be a meaningful measure to assess our operating performance in addition to IFRS measures. It is included because we believe it can be useful in measuring our operating performance and our ability to expand our business and provide management and investors with additional information for

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

comparison of our operating results across different time periods and to the operating results of other companies. Adjusted EBITDA is also used by analysts and our lenders as a measure of our financial performance. In addition, we consider Adjusted EBITDA margin to be a useful measure of our operating performance and profitability across different time periods that enhance the comparability of our results. However, these measures have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared in accordance with IFRS. Because of these limitations, such measures should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness. We compensate for these limitations by relying primarily on our IFRS results using such measures only as supplements to such results. See the financial tables below for a reconciliation of the non-IFRS financial measures reported herein.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. With a current raw steel production capacity of an estimated 2.8 million tons per year, Algoma’s size and diverse capabilities enable it to deliver responsive, customer-driven product solutions straight from the ladle to direct applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in Canada and Midwest USA and is the only producer of plate steel products in Canada. The Company’s mill is one of the lowest cost producers of hot rolled sheet steel (HRC) in North America owing in part to its state-of-the-art Direct Strip Production Complex (“DSPC”), which is the newest thin slab caster in North America with direct coupling to a basic oxygen furnace (BOF) melt shop.

Algoma has achieved several meaningful improvements over the last several years that are expected to result in enhanced long-term profitability for the business. Algoma has upgraded its DSPC facility and recently installed its No. 2 Ladle Metallurgy Furnace. Additionally, the Company has cost cutting initiatives underway and is in the process of modernizing its plate mill facilities.

Today Algoma is on a transformation journey, investing in its people and processes, optimizing and modernizing to secure a sustainable future. Our customer focus, growing capability and courage to meet the industry’s challenges head-on, position us firmly as your partner in steel.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

As at,	December 31, 2021	March 31, 2021
expressed in millions of Canadian dollars
Assets
Current
Cash	$587.5	$21.2
Restricted cash	3.9	3.9
Taxes receivable	2.9	—
Accounts receivable, net	452.1	274.6
Inventories, net	615.6	415.3
Prepaid expenses and deposits	116.0	74.6
Margin payments	19.0	49.4
Other assets	5.7	3.8

Total current assets	$1,802.7	$842.8

Non-current
Property, plant and equipment, net	$713.6	$699.9
Intangible assets, net	1.6	1.5
Parent company promissory note receivable	—	2.2
Other assets	2.8	7.5

Total non-current assets	$718.0	$711.1

Total assets	$2,520.7	$1,553.9

Liabilities and Shareholder’s Equity
Current
Bank indebtedness	$—	$90.1
Accounts payable and accrued liabilities	281.1	163.8
Taxes payable and accrued taxes	125.9	27.2
Current portion of other long-term liabilities	0.2	—
Current portion of long-term debt	—	13.6
Current portion of governmental loans	7.5	—
Current portion of environmental liabilities	4.9	4.5
Derivative financial instruments	19.4	49.4
Warrant liability	87.7	—
Earnout liability	501.6	—

Total current liabilities	$1,028.3	$348.6

Non-current
Long-term debt	$—	$439.3
Long-term governmental loans	85.2	86.4
Accrued pension liability	115.1	170.1
Accrued other post-employment benefit obligation	309.7	297.8
Other long-term liabilities	3.4	2.5
Environmental liabilities	33.0	35.4
Deferred income tax liabilities	93.7	—

Total non-current liabilities	$640.1	$1,031.5

Total liabilities	$1,668.4	$1,380.1

Shareholder’s equity
Capital stock	$943.9	$409.5
Accumulated other comprehensive income	90.8	9.5
Deficit	(156.5)	(249.3)
Contributed surplus	(25.9)	4.1

Total shareholder’s equity	$852.3	$173.8

Total liabilities and shareholder’s equity	$2,520.7	$1,553.9

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Net Income (Loss)

(Unaudited)

	Three months ended December 31, 2021	Nine months ended December 31, 2021	Three months ended December 31, 2020	Nine months ended December 31, 2020
expressed in millions of Canadian dollars

Revenue	$1,064.9	$2,864.2	$430.0	$1,156.4

Operating expenses
Cost of sales	$599.9	$1,688.8	$432.2	$1,161.7
Administrative and selling expenses	18.9	75.0	15.5	39.9

Income (loss) from operations	$446.1	$1,100.4	($17.7)	($45.2)

Other income and expenses
Finance income	($0.1)	($0.1)	($0.3)	($1.1)
Finance costs	14.5	44.3	16.4	52.6
Interest on pension and other post-employment benefit obligations	2.9	8.7	4.3	12.9
Foreign exchange loss (gain)	2.0	(2.0)	35.4	66.6
Transaction costs	12.3	21.5	—	—
Listing expense	235.6	235.6	—	—
Change in fair value of warrant liability	(6.8)	(6.8)	—	—
Change in fair value of earnout liability	(33.6)	(33.6)	—	—
Change in fair value of share-based compensation liability	(2.9)	(2.9)	—	—

	$223.9	$264.7	$55.8	$131.0

Income (loss) before income taxes	$222.2	$835.7	($73.5)	($176.2)
Income tax expense	99.2	221.6	—	—

Net Income (loss)	$123.0	$614.1	($73.5)	($176.2)

Net income (loss) per common share

Basic	$1.15	$7.36	($1.02)	($2.46)
Diluted	$0.92	$6.75	($1.02)	($2.46)

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended December 31, 2021	Nine months ended December 31, 2021	Three months ended December 31, 2020	Nine months ended December 31, 2020
expressed in millions of Canadian dollars

Operating activities
Net Income (loss)	$123.0	$614.1	($73.5)	($176.2)
Items not affecting cash:
Amortization of property, plant and equipment and intangible assets	21.5	64.3	22.8	65.5
Deferred income tax expense	9.0	105.5	—	—
Pension expense in excess of funding (pension funding in excess of expense)	4.0	0.7	(7.6)	(23.0)
Post-employment benefit funding in excess of expense	(1.6)	(5.1)	(2.1)	(6.2)
Unrealized foreign exchange loss (gain) on:
accrued pension liability	0.5	(0.3)	14.3	28.6
post-employment benefit obligations	1.4	(2.8)	14.8	30.2
Finance costs	14.5	44.3	16.4	52.6
Interest on pension and other post-employment benefit obligations	2.9	8.7	4.3	12.9
Accretion of governmental loans and environmental liabilities	3.1	9.1	2.4	7.8
Unrealized foreign exchange loss (gain) on government loan facilities	0.4	(0.8)	3.7	7.9
Changes in fair value of warrant liability	(6.8)	(6.8)	—	—
Changes in fair value of earnout liability	(33.6)	(33.6)	—	—
Changes in fair value of share-based compensation liability	(2.9)	(2.9)	—	—
Listing expense	235.6	235.6	—	—
Other	3.4	4.5	1.6	4.0

	$374.4	$1,034.5	($2.9)	$4.1
Net change in non-cash operating working capital	(54.5)	(212.0)	(45.2)	(128.1)
Environmental liabilities paid	(1.4)	(2.9)	(1.3)	(1.8)

Cash generated by (used in) operating activities	$318.4	$819.6	($49.4)	($125.8)

Investing activities
Acquisition of property, plant and equipment	($29.6)	($73.6)	($18.9)	($49.7)
Acquisition of intangible asset	(0.2)	(0.4)	—	—
Recovery (issuance) of parent company promissory note receivable	2.2	2.2	—	(1.1)

Cash used in investing activities	($27.6)	($71.8)	($18.9)	($50.8)

Financing activities
Bank indebtedness advanced (repaid), net	$—	($86.9)	$70.1	($49.9)
Repayment of Secured Term Loan	(380.0)	(381.8)	(0.9)	(2.9)
Repayment of Algoma Docks Term Loan Facility	(70.7)	(75.9)	(2.1)	(6.2)
Governmental loans issued, net of benefit	—	—	0.4	6.6
Interest paid	(14.8)	(36.2)	(1.3)	(4.2)
Interest cost paid on right-of-use assets	—	—	(0.2)	(0.5)
Proceeds from issuance of shares	393.5	393.5	—	—
Other	(1.9)	(1.9)	(0.1)	(0.2)

Cash (used in) generated by financing activities	($73.9)	($189.2)	$65.9	($57.3)

Effect of exchange rate changes on cash	$4.0	$7.7	($0.8)	($11.4)
Cash
Change	220.9	566.3	(3.2)	(245.3)
Opening balance	366.6	21.2	22.9	265.0

Ending balance	$587.5	$587.5	$19.7	$19.7

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Reconciliation of Net Income (Loss) to Adjusted EBITDA

	October 1 to December 31		April 1 to December 31
millions of dollars	FY 2022	FY 2021	FY 2022	FY 2021
Net income (loss)	$123.0	($73.5)	$614.1	($176.2)

Amortization of property, plant and equipment and amortization of intangible assets	21.5	22.8	64.3	65.5
Finance costs	14.5	16.4	44.3	52.6
Interest on pension and other post-employment benefit obligations	2.9	4.3	8.7	12.9
Income taxes	99.2	—	221.6	—
Foreign exchange loss (gain)	2.0	35.4	(2.0)	66.6
Finance income	(0.1)	(0.3)	(0.1)	(1.1)
Inventory write-downs (amortization on property, plant and equipment in inventory)	—	(2.0)	—	0.3
Carbon tax	0.1	8.6	(1.0)	11.6
Change in fair value of warrant liability	(6.8)	—	(6.8)	—
Change in fair value of earnout liability	(33.6)	—	(33.6)	—
Change in fair value of share-based compensation liability	(2.9)	—	(2.9)	—
Transaction costs	12.3	—	21.5	—
Listing expense	235.6	—	235.6	—
Share-based compensation	(10.4)	—	5.0	—

Adjusted EBITDA (i)	$457.3	$11.7	$1,168.7	$32.2

Net Income (Loss) Margin	11.5%	-17.1%	21.4%	-15.2%

Net Income (Loss) / ton	$222.57	($134.19)	$350.93	($119.03)

Adjusted EBITDA Margin (ii)	42.9%	2.7%	40.8%	2.8%

Adjusted EBITDA / ton	$827.60	$21.36	$667.84	$21.75

(i)	See “Non-IFRS Financial Measures” in this Press Release for information regarding the limitations of using Adjusted EBITDA.
(ii)	Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.

For more information, please contact:

Michael Moraca

Treasurer & Investor Relations Officer

Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901